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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          July                06
For the month of _______________________ , 20 __


           Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                   Jalan Japati No. 1 Bandung-40133 INDONESIA
--------------------------------------------------------------------------------
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F   Form 20-F [X]   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes [ ]   No [X]

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.


                                    Perusahaan Perseroan (Persero)
                                    PT TELEKOMUNIKASI INDONESIA
                                    -------------------------------------------
                                                 (Registrant)



          July 5 2006                   /s/HARSYA DENNY SURYO
Date_________________________       By ________________________________________
                                                    (Signature)

                                       HARSYA DENNY SURYO
                                       VP Investor Relations/Corporate Secretary

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                                  PRESS RELEASE
                          No.TEL .330/PR000/COM-10/2006

              RESULT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

JAKARTA, JULY 5, 2006 -- Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk., abbreviated as PT TELKOM Indonesia, Tbk, (hereafter referred to as "the Company"), hereby announced that the Annual General Meeting of Shareholders (the "Meeting") of the Company was held on June 30, 2006 in Jakarta. During the Meeting, the following have been discussed, approved or resolved:

1. Approved the Annual Report of the Company as proposed by the Board of Directors. The Annual Report describes financial condition, business operations and management of the Company in financial year 2005

2.   a.   1)   Ratified the Annual Accounts of the Company which contain the
               Balance Sheet and the Profit and Loss Statement and the explanatory notes thereto for financial year 2005, which have been audited by a public accounting firm, Siddharta, Siddharta &
               Widjaja (member of KPMG International), pursuant to its report
               No. L05-3737-06.ID dated June 8, 2006 with an opinion attesting to its audit results in "fairly in all material respect"
          2)   Ratified the Annual Report on the Program Kemitraan and Program
               Bina Lingkungan of the Company for financial year 2005, which has been audited by a public accounting firm of Zainal Arifin, pursuant to its report No. 036/LAI/06 dated April 6, 2006, with an opinion attesting to its audit results "fairly with exception".

     b. Pursuant to the Article 19 paragraph 3 of the Company's Article of Association and the Decree of Minister of State-Owned Enterprises dated 17 June 2003, and following the approval of the Annual Report of the Company for financial year 2005, the ratification of the Annual Accounts of the Company for financial year 2005 and the Annual Report on the Program Kemitraan and Program Bina Lingkungan of the Company for financial year 2005, the Meeting also granted a discharge from their responsibilities to all members of the Board of Directors and the Board of Commissioners of the Company, including the members of the Board of Directors who, as of the date of the Annual General Meeting of Shareholders of the Company which was held in 2005, were no longer involved in any management and supervisory actions of the Company, including the management and supervisory actions of the Program Kemitraan and Program Bina Lingkungan which have been active during financial year 2005, to the extent such actions did not contravene any provisions of the prevailing regulations and have been disclosed in the Annual Report, Annual Accounts of the Company for financial year 2005, and the Annual Report on the Program Kemitraan and Program Bina Lingkungan of the Company for financial year 2005.

3.   a.   To approve the appropriation of the Company's net income for the financial year 2005 in the aggregate amount of Rp.7.993.565.069.965,- (seven trillion nine hundred ninety three billion five hundred sixty five million sixty nine thousand nine hundred and sixty five Rupiah) for:
          1) Cash dividend in the amount of Rp.4.400.090.215.223,- (four trillion four hundred billion ninety million two hundred fifteen thousand two hundred and twenty three Rupiah) or in the minimal amount of Rp.218.860 (two hundred eighteen Rupiah point eight six zero) per share with the nominal value of each share in the amount of Rp.250,- (two hundred and fifty Rupiah) with respect to the amount of outstanding shares as of June 30, 2006 amounted to 20,104,555,780 shares;

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          2)   The financing for Program Kemitraan for financial year 2006 shall be set aside in the amount of Rp.79,935,650,700,- (seventy nine billion nine hundred thirty five million six hundred fifty thousand seven hundred Rupiah), which constitutes the expense of the Company in financial year 2006;
          3) The financing for Program Bina Lingkungan for financial year 2006 shall be in the amount of Rp.39,967,825,350,- (thirty nine billion nine hundred sixty seven million eight hundred twenty five thousand three hundred and fifty Rupiah), which constitutes the expense of the Company in financial 2006;
          4) Performance bonus to the members of the Board of Directors and the Board of Commissioners of the Company, in the amount of Rp.18,000,000,000,- (eight billion Rupiah), provided that the income tax thereof shall be borne by the members of the Board of Directors and the Board of Commissioners who receive such performance bonus;
          5) Bonus for employees, in the amount of Rp.124,000,000,000,- (one hundred twenty four billion Rupiah), provided that the income tax thereof shall be borne by the employees who receive such bonus;
          6) The remaining of undistributed net profit for the financial year 2005 will be used for the business expansion of the Company;

     b. To approve the distribution of dividends for financial year 2005 as follows:
          1) Shareholders whose names are registered in the Company's Shareholders Registration as of 16.00 hrs Indonesian Western Time on 26 July 2006 shall be eligible to receive cash dividends;
          2) Dividends will be paid simultaneously to all the shareholders on 9 August 2006, pursuant to the prevailing laws.

4. To approve the delegation of authority to the Board of Commissioners of the Company to:

     a. appoint a public accounting firm to perform an integrated audit for the financial year 2006, which audit will consist of the audit of the Consolidated Financial Statements of the Company, internal control on financial reporting for the financial year 2006, through a bidding process or an appointment of one of the renowned public accounting firms which fulfils legitimacy and independence requirements of the regulations as provided by the capital markets authorities upon which the shares of the Company are listed. The appointed public accounting firm shall satisfy the following requirements:
          1) It has to complete the audit as scheduled to meet the Company's various reporting requirements;
          2) It must staff the audits of the Company with a number of accounting and financial reporting professionals with requisite understanding and knowledge of the prevailing technical and regulatory requirements of Sarbanes Oxley Act.

     b. re-appoint the public accounting firm of Zainal Arifin, which has been auditing the Company's utilization of the fund under Program Kemitraan and Program Bina Lingkungan for financial year 2005, to audit the same for financial year 2006.

     - In performing the above-mentioned roles, the Board of Commissioners will pay due regard to, and abide by, good corporate governance principles.

5. To approve the compensation package for the members of Board of Directors and the Board of Commissioners of the Company for financial year 2006, as follows:

     a. The Meeting approves the formula for the compensation of the management of the Company.

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     b.   The salary of the President Director for financial year 2006 shall be in the net amount of Rp.108,000,000,- (One hundred and eight Million Rupiah) per month and shall be applicable as of 1 January 2006.

     c. Performance bonus for the President Director for financial year 2005 shall be in the net amount of Rp.1,588,594,705,- (one billion five hundred eighty eight million five hundred ninety four thousand seven hundred and five Rupiah) after deducting income tax under Article Pasal 21, pursuant to prevailing regulations.

     d. Salary for financial year 2006 and performance bonus for financial year 2005 for Vice President Director, each of the Directors, President Commissioner and each of the Commissioners, respectively, are 95%, 90%, 40% and 36% of the salary and performance bonus for President Director; the salary for Vice President Director, the Directors, President Commissioner and the Commissioners as described herein shall be applicable as of 1 January 2006.

     e. Remuneration and perquisites for the members of the Board of Commissioners and the Board of Directors for financial year 2006 shall be the same as in financial year 2005.

6. resolved that the incumbent members of the Board of Commissioners shall remain in their position to perform their duties as the members of the Board of Commissioners of the Company unless otherwise determined by a definite members of the Board of Commissioners of the Company in the next Extraordinary General Meeting of Shareholders.

7. resolved that there are no changes or additions to the number of members of the Board of Directors of the Company

SCHEDULES/RESOLUTIONS REGARDING DISTRIBUTION OF DIVIDEND

1. Payment of cash dividend for the year ended December 31, 2002 in the amount of Rp.4.400.090.215.223,- (four trillion four hundred billion ninety million two hundred fifteen thousand two hundred and twenty three Rupiah), or in the minimal amount of Rp.218,860 (two hundred eighteen Rupiah point eight six zero) per share with the nominal value of each share in the amount of Rp.250,- (two hundred and fifty Rupiah) with respect to the amount of outstanding shares as of June 30, 2006 amounted to 20,104,555,780 shares, shall be distributed as follows:

RECORD DATE                             = July 26, 2006; 16.00 WIB
REGULAR AND OTC MARKETS
    Cum Dividend                        = July 21, 2006
    Ex. Dividend                        = July 24, 2006
CASH MARKET
    Cum Dividend                        = July 26, 2006
    Ex. Dividend                        = July 27, 2006
PAYMENT DATE                            = August 09, 2006

2. For ADS holders, payment of cash dividends will be made through a custodian bank, which was appointed by the Bank of New York, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI). The record date shall be July 26, 2006.

3. For shareholders whose shares are registered at KSEI, cash dividends will be paid through the KSEI.

4. For shareholders whose shares are not registered at KSEI, the Company will send notice of dividend payment (SPPD) to the shareholders' address.

     a. Cash dividend will be paid in cash at Bank Negara Indonesia (BNI) in all their branch offices throughout Indonesia. Shareholders must bring valid original identification card and, if it is authorized to another person, a copy of the valid original Identification card of both the person authorizing it and the person acting as the agent should be attached to the power of attorney.

     b. Cash dividend for the amount of Rp.10,000,- or more, if requested can be transferred to the requesting shareholder' bank account. Shareholders should notify the SAB at PT DATINDO ENTRYCOM, WISMA DINERS CLUB ANNEX, JL. JEND. SUDIRMAN KAV.34-35, JAKARTA 10220, by enclosing a copy of the valid original Identification card. Dividends can only be transferred to a bank account under the same account holder name as in the Register List of Shareholders.

5. The Company will apply income tax deduction in accordance with the tax regulations for the payment of dividends.

6. In accordance with Circular Letter of the Director General of Tax No. SE-08/PJ.35/1993 jo. S-101/PJ.34/1996, tax deduction for the shareholders who are non-Indonesian citizens are adjusted with a tariff based on Agreement to Avoid Double Taxation (AADT), under PPh Article 26. Shareholders are required to send the original letter of domicile issued by a foreign government that is a party to the AADT with Indonesia. If a shareholder uses custodian bank service, such shareholder is required to submit a copy of the letter of domicile approved by an authorized custodian officer. This submission of the letter of domicile as described above should be made by July 26, 2006. If a shareholder was unable to meet this deadline and the SAB has not received the letter of domicile from such shareholder, dividends to be paid to such shareholder shall be subject to 20% income tax under PPh Article 26.






HARSYA DENNY SURYO
HEAD OF INVESTOR RELATIONS

For further information please contact:
PT TELEKOMUNIKASI INDONESIA, Tbk.
INVESTOR RELATIONS UNIT
Tel.: 62-21-5215109
Fax.: 62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom.co.id